

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 11, 2009

Mr. Wm. Stacy Locke
President and Chief Executive Officer
Pioneer Drilling Company
1250 N.E. Loop 410, Suite 1000
San Antonio, Texas 78209

> **Re:** **Pioneer Drilling Company**
> **Form 10-KT for the fiscal year ended December 31, 2007**
> **Filed March 7, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **Filed August 5, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2008**
> **Filed August 7, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **Filed November 6, 2008**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 1-32693**

Dear Mr. Locke:

　　We have reviewed your response letter and have the following comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KT for the Year Ended December 31, 2007 and All Subsequent Form 10-Qs and 10-K

Item 9A. Controls and Procedures, page 86

1.　　We note your response to our prior comment 3 and our oral comment made January 20, 2009. Further, we note changes based on "certain control deficiencies" that have been described in paragraphs four through eight of the section entitled "Investigation by the Special Subcommittee of the Board of Directors" in each of your Exchange Act filings from the initial disclosure in your Form 10-KT for the fiscal year ended December 31, 2007 to the present. Finally, we note that you have made a determination in each of these filings that no change has occurred in your internal control over financial reporting.

Please provide us with how you determined that there has been no change in your internal control over financial reporting given your disclosure that the Bracewell report identified these control deficiencies and made recommendations which you have adopted. See Item 308(c) of Regulation S-K.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Doug Brown at (202) 551-3265, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director